Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
William H. Cunningham	31,962,800.103	614,216.965
Grace K. Fey	32,025,445.203	551,571.865
Hassell H. McClellan	32,004,886.203	572,130.865
Gregory A. Russo	32,014,023.103	562,993.965
Non-Independent Trustee
James R. Boyle	31,901,864.103	675,152.965

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky, and Warren A. Thomson.

Special Shareholder meeting

The fund held a Special Meeting of Shareholders on December 21, 2016. The following proposal was considered by the shareholders:

Proposal: To approve a new subadvisory agreement for John Hancock Tax-Advantaged Dividend Income Fund between John Hancock Advisers, LLC and Analytic Investors, LLC

Total votes
for the proposal	Against	Abstain	Uninstructed
14,509,731.000	421,165.323	545,522.576	3,401,599.000